

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

October 29, 2008

Mr. Rahim Rayani
Chief Financial Officer
Gulf Coast Oil & Gas Inc.
5847 San Felipe, Suite 1700
Houston, Texas 77057

> **Re: Gulf Coast Oil & Gas Inc.**
> **Form 10-KSB for the Year Ended December 31, 2007**
> **Filed April 15, 2008**
> **File No. 000-32747**

Dear Mr. Rayani:

We have completed our review of your Form 10-KSB and related filings and have no further comments at this time.

Sincerely,

Karl Hiller
Branch Chief